COMMUNITY FINANCIAL CORPORATION

May 24, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549

Re:	Community Financial Corporation Form 10-K for the Fiscal Year Ended March 31, 2006 File No. 0-18265

Dear Ms. Sweeney:

This letter is in response to your additional inquiry dated February 16, 2007 concerning the unrealized loss on four available-for-sale securities as reported on our March 31, 2006 form 10-K. I believe the following addresses the additional inquiries concerning these securities.

The Freddie Mac preferred stocks, series K (FRE-K) and L (FRE-H) both were in a net unrealized gain position at March 31, 2007. The FRE-K was in a slight unrealized loss at December 31, 2006 with a market value of $48.72 compared to a cost of $48.75 and in an unrealized gain position at September 30, 2006. The FRE-H also had a small unrealized loss position at December 31, 2006 with a market value of $46.00 compared to a cost of $46.47. The stock had been previously been in an unrealized loss position since the quarter ended June 30, 2004.

Due to the adjustable nature of the FRE-L security I have attached a detailed analysis which addresses the questions in your February 16, 2007 correspondence. Analyses are also attached that addresses your inquiries concerning the fixed rate FNM-M and FRE-K securities.

When purchasing the preferred securities we anticipated that the value of the securities would change generally with the movement of interest rates as is demonstrated with the attached analyses. While we did consider the likelihood that the securities could reach a market value less than cost, the primary considerations were the credit quality of the issuers, the long-term tax equivalent yield and our ability and intent to hold the securities. At March 31, 2007 the preferred securities represented only 30% of our capital and we have the sources of liquidity and intent to hold the securities for the foreseeable future. While we continue to monitor the unrealized loss position on the two other securities, the issuers continue to be rated investment grade and the unrealized loss on the securities has decreased over 60% in the twelve months ended March 31, 2007 as interest rates have changed.

In conclusion, considering the high credit quality of the preferred issues and the demonstrated correlation of the market value of the preferred securities with the movement of interest rates the market value of the securities will recover with the continued movement of interest rates.

Please contact me if you should have additional questions concerning this inquiry.

Sincerely,

/s/ R. Jerry Giles

R. Jerry Giles, SVP/CFO

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Issue Name:	FNMA Preferred Series M
CUSIP/ID:	313586836
Fixed/Floating	Fixed Rate 4.75%
Issue Date	6/5/2003
current yield	5.15%

Section I: Market Price Information (based on traded prices):

Issue Price:	50
Purchase Price:	49.6
current Price:	46.86
current disc(-)/prem:	-6%
	price	date
lifetime high Price	50.00	6/20/2003
lifetime low Price	37.30	6/29/2006

Discount to issue price reference information

discount to	reference	has been below		most recently
issue price of:	price level	reference since	in yrs.	below reference	in yrs
0%	50.00	6/20/2003	3.72	3/9/2007	0.00
5%	47.50	3/31/2004	2.94	3/9/2007	0.00
10%	45.00	currently above	n/a	2/16/2007	0.06
15%	42.50	currently above	n/a	11/15/2006	0.31
20%	40.00	currently above	n/a	8/8/2006	0.58
25%	37.50	currently above	n/a	6/29/2006	0.69
30%	35.00	currently above	n/a	Lowest = 37.3	n/a

Item has not traded at its par value for 3.72 years. It is currently trading about a 6% discount.

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Section II: Market Price changes in Preferred compared to market price changes in index

10 Yr UST Index vs. Market Price of Preferred
for entire period
correlation	52%
Rsquared	27%

through 9/30/06
correlation	76%
Rsquared	58%

Discussion:
The market price changes of the preferred issue are largely explained by the movements in the US Treasury reference index price movements (52%). If the period 9/30/06 through current is eliminated, the correlation increases to 76%. During this eliminated period (9/30/06 through current), the FNM-M issue experienced increases in price while the Treasury Index bounced around and was about a net 0 change.

Although the Reference Index explains the majority of the price behavior of this issue during the review period, it is clear that there are other factors at work. The period 9/30/06 through current is an example of this. Although many factors are at work, the market for Fannie Mae preferred issues is known to respond specifically to the marketplace's nervous reactions to the various accounting/reporting, management, and government agency status issues that dominate news of the Issuer. Some of the price movements appear consistent with this type of news and the marketplaces consideration of that news- the 9/30/06 through current period, for example, showing an improvement in the marketplace's valuation of this particular preferred issue.

As Treasury yields have increased and prices have fallen, the Preferred issue has largely tracked these changes, except for certain periods where the price declines appear to have been magnified by bad news coming out regarding the issuer. Conversely, there are periods when the Preferred issue experiences price increases that don't track the index, appearing to be the result of improvement in issuer's news.

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Section II: Market Price changes in Preferred compared to changes in the Yield of the Market Reference Index

Data

	FNM-M	FNM-M		TNOTE INDEX	TNOTE INDEX
	market	price	Yield	market	price	Price
	price	change %	TNOTE Index	price	change %	Difference
6/30/2003	48.9	n/a	2.66	100.00	n/a	51.10
7/31/2003	42	-14%	3.22	96.09	-4%	54.09
8/31/2003	43.63	4%	3.47	94.38	-2%	50.75
9/30/2003	45	3%	2.83	98.85	5%	53.85
10/31/2003	43.6	-3%	3.24	95.93	-3%	52.33
11/30/2003	43.7	0%	3.36	95.15	-1%	51.45
12/31/2003	43.45	-1%	3.25	95.90	1%	52.45
1/31/2004	46	6%	3.15	96.63	1%	50.63
2/28/2004	46.5	1%	2.94	98.06	1%	51.56
3/31/2004	47.15	1%	2.78	99.19	1%	52.04
4/30/2004	42.8	-9%	3.62	93.27	-6%	50.47
5/31/2004	41.3	-4%	3.79	92.09	-1%	50.79
6/30/2004	40.51	-2%	3.77	92.27	0%	51.76
7/31/2004	41	1%	3.70	92.77	1%	51.77
8/31/2004	42.25	3%	3.31	95.48	3%	53.23
9/30/2004	41.15	-3%	3.37	95.03	0%	53.88
10/31/2004	42.2	3%	3.28	95.66	1%	53.46
11/30/2004	40.9	-3%	3.69	92.79	-3%	51.89
12/31/2004	41.3	1%	3.61	93.38	1%	52.08
1/31/2005	42	2%	3.70	92.77	-1%	50.77
2/28/2005	42	0%	4.01	90.55	-2%	48.55
3/31/2005	39.8	-5%	4.17	89.47	-1%	49.67
4/30/2005	40.25	1%	3.90	91.37	2%	51.12
5/31/2005	40.4	0%	3.74	92.48	1%	52.08
6/30/2005	40.75	1%	3.70	92.74	0%	51.99
7/31/2005	40.51	-1%	4.12	89.78	-3%	49.27
8/31/2005	42.5	5%	3.86	91.61	2%	49.11
9/30/2005	39.85	-6%	4.19	89.31	-3%	49.46
10/31/2005	38.8	-3%	4.44	87.54	-2%	48.74
11/30/2005	40	3%	4.41	87.75	0%	47.75
12/31/2005	40.82	2%	4.35	88.18	0%	47.36
1/31/2006	43.15	6%	4.45	87.46	-1%	44.31
2/28/2006	42.96	0%	4.60	86.43	-1%	43.47
3/31/2006	40.85	-5%	4.81	84.96	-2%	44.11
4/30/2006	39.3	-4%	4.91	84.26	-1%	44.96
5/31/2006	39.35	0%	5.03	83.40	-1%	44.05
6/30/2006	38	-3%	5.09	82.98	-1%	44.98
7/31/2006	39.7	4%	4.90	84.36	2%	44.66
8/31/2006	41.25	4%	4.69	85.80	2%	44.55
9/30/2006	41.31	0%	4.58	86.59	1%	45.28
10/31/2006	43.3	5%	4.56	86.70	0%	43.40
11/30/2006	43.5	0%	4.45	87.53	1%	44.03
12/31/2006	42.51	-2%	4.69	85.78	-2%	43.27
1/31/2007	43.4	2%	4.80	85.03	-1%	41.63
2/28/2007	46.1	6%	4.52	86.99	2%	40.89
3/9/2007	46.86	2%	4.55	86.81	0%	39.95

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Section III: Recent Issues

Comparable

Issue:	ABN 5.9% fixed perpetual
issue price:	25
current price:	24.68
high since issue	25.04
low since issue	20.80
current yield	6.06%

This issue came to market in 2003 and experienced an 18% decline compared to our issue's 13% decline at it's lowest point. This issue is currently at a 1.2% discount compared to the FNM-M issue's 6% discount. The FNM-M issue appears to be more volatile, but the price movements confirm the general magnitude and direction.

Section IV: Issuer Credit Profile- Fannie Mae

Issue Rating	AA-/Aa3 both under review for downgrade. A+ by Fitch, already downgraded
Issuer Rating	AAA/Aaa

Discussion:

Fannie Mae is a Government Sponsored Enterprise (GSE), commonly referred to as a "Government Agency" by market participants. Most market participants treat Fannie Mae as if the US government will print money to satisfy all Fannie Mae's obligations if Fannie Mae is unable to satisfy them itself. This is in spite of the fact that the US Government is not obligated to do so legally or otherwise, and may not.

Fannie Mae is rated by the major rating agencies as Aaa/AAA, although the preferred issues are rated Aa3/AA-, and are under review for downgrade. Fitch already downgraded in December to A+. The rating analysts involved in assigning the rating typically disclose that the "implied guarantee" of the US Government addressed above plays an important role in the rating. Furthermore, the accounting rules under which Fannie Mae's earnings and balance sheet Information is disclosed are also often discussed by the credit analysts, in that they make accurate analysis more difficult. Recently, Fannie Mae has been forced to take charges against earnings based on accounting policies that have been deemed improper. The charges have already been factored into earnings and expectations. Fannie Mae's capital was affected, however the Enterprise took successful action in late 2004 to bolster its capital which is now considered to be sufficient for its business activities and industry position.

The current credit ratings of Fannie Mae are considered to be solidly in the mid to higher range of investment-grade. Fannie Mae's accounting and risk control activities have been much in the news of late and have brought greater doubt to the position of both Fannie Mae and Freddie Mac. Recent balance sheet actions by both firms, however, have addressed the primary concerns, at least from a credit rating standpoint, and diffused any likely, major changes in the future credit ratings of either GSE. Freddie Mac is generally considered to be better capitalized today than FNMA, but this has been factored into their credit ratings, which remain the same.
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Section V: Financial Condition of the Issuer

1) Missed Dividends or Interest Payments on outstanding Issues
          None found, but reduced dividends possible.

2) Negative Earnings in past 5 years
          None found

3) Current Earnings Estimates from the Market
Analyst average is for positive future earnings

Section VI: Performance of Fannie Mae Common Stock Relative to Benchmark (S∓P 500)

Common Equity Ticker:	FNM
Benchmark:	S&P 500

	FNM	S∓P 500
% increase/(decrease):	-13%	66%
Correlation Coeff:	-0.62
R squared:	0.38

The performance of Fannie Mae common stock has been substantially below the performance of the market in general during the period under consideration, suggesting the existance of market prejudice regarding the underlying fundamentals of the issuer during the period.

Data
	FNM	Benchmark
Mar-03	65.35	848.18
Apr-03	72.39	916.92
May-03	74	963.59
Jun-03	67.44	974.5
Jul-03	64.04	990.31
Aug-03	64.79	1008.01
Sep-03	70.2	995.97
Oct-03	71.69	1050.71
Nov-03	70	1058.2
Dec-03	75.06	1111.92
Jan-04	77.1	1131.13
Feb-04	74.9	1144.94
Mar-04	74.35	1126.21
Apr-04	68.72	1107.3
May-04	67.7	1120.68
Jun-04	71.36	1140.84
Jul-04	70.96	1101.72
Aug-04	74.45	1104.24
Sep-04	63.4	1114.58
Oct-04	70.15	1130.2
Nov-04	68.7	1173.82
Dec-04	71.21	1211.92
Jan-05	64.55	1181.27
Feb-05	58.46	1203.6
Mar-05	54.45	1180.59
Apr-05	53.95	1156.85
May-05	59.24	1191.5
Jun-05	58.4	1191.33
Jul-05	55.86	1234.18
Aug-05	51.04	1220.33
Sep-05	44.82	1228.81
Oct-05	47.52	1207.01
Nov-05	48.05	1249.48
Dec-05	48.81	1248.29
Jan-06	57.94	1280.08
Feb-06	54.68	1280.66
Mar-06	51.4	1294.83
Apr-06	50.6	1310.61
May-06	49.75	1270.09
Jun-06	48.1	1270.2
Jul-06	47.91	1276.66
Aug-06	52.65	1303.82
Sep-06	55.91	1335.85
Oct-06	59.26	1377.94
Nov-06	57.03	1400.63
Dec-06	59.39	1418.3
Jan-07	56.53	1438.24
Feb-07	56.76	1406.82

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Issue Name:	FHLMC Preferred Series K
CUSIP/ID:	313400830
Fixed/Floating	Fixed Rate 5.79%
Issue Date	07/16/1999
current yield	5.68%

Section I: Market Price Information (based on traded prices):

Issue Price:	50
Purchase Price:	48.75
current Price:	51.25
current disc(-)/prem:	2%
	price	date
lifetime high Price	56.50	3/31/2004
lifetime low Price	43.63	4/18/2000

Discount to issue price reference information

discount to	reference	has been below		most recently
issue price of:	price level	reference since	in yrs.	below reference	in yrs
0%	50.00	currently above	n/a	3/9/2007	0.00
5%	47.50	currently above	n/a	7/6/2006	0.67
10%	45.00	currently above	n/a	4/18/2000	6.89
15%	42.50	currently above	n/a	Lowest = 43.63	n/a
20%	40.00	currently above	n/a	Lowest = 43.63	n/a
25%	37.50	currently above	n/a	Lowest = 43.63	n/a
30%	35.00	currently above	n/a	Lowest = 43.63	n/a

Item has not traded at its par value for 2.98 years. It is currently trading about a 2% discount.

Section II: Market Price changes in Preferred compared to market price changes in index

10 Yr UST Index vs. Market Price of Preferred
for entire period
correlation	65%
Rsquared	42%

through 9/30/06
correlation	69%
Rsquared	47%

Discussion:
The market price changes of the preferred issue are largely explained by the movements in the US Treasury reference index price movements (65%). If the period 9/30/06 through current is eliminated, the correlation increases to 69%. During this eliminated period (9/30/06 through current), the FRE-K issue experienced increases in price while the Treasury Index bounced around and was about a net 0 change.

Although the Reference Index explains the majority of the price behavior of this issue during the review period, it is clear that there are other factors at work. The period 9/30/06 through current is an example of this. Although many factors are at work, the market for Freddie Mac preferred issues is known to respond specifically to the marketplace's nervous reactions to the various accounting/reporting, management, and government agency status issues that dominate news of the Issuer. Some of the price movements appear consistent with this type of news and the marketplaces consideration of that news- the 9/30/06 through current period, for example, showing an improvement in the marketplace's valuation of this particular preferred issue.

As Treasury yields have increased and prices have fallen, the Preferred issue has largely tracked these changes, except for certain periods where the price declines appear to have been magnified by bad news coming out regarding the issuer. Conversely, there are periods when the Preferred issue experiences price increases that don't track the index, appearing to be the result of improvement in issuer's news. The Preferred issue's movement is also influenced by the issue's relative coupon rate and the time period to the call date. The market value of the issue is influenced by and limited due to the approaching call date and a potential call at par value.

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Section II: Market Price changes in Preferred compared to changes in the Yield of the Market Reference Index

Data

	FRE-K	FRE-K		TNOTE INDEX	TNOTE INDEX
	market	price	Yield	market	price	Price
	price	change %	TNOTE Index	price	change %	Difference
2/28/2003	55	n/a	2.66	100.00	n/a	45.00
3/31/2003	55.25	0%	2.71	99.66	0%	44.41
4/30/2003	54	-2%	2.75	99.40	0%	45.40
5/31/2003	54	0%	2.29	102.60	3%	48.60
6/30/2003	54.5	1%	2.41	101.76	-1%	47.26
7/31/2003	50.5	-7%	3.22	96.09	-6%	45.59
8/31/2003	53.4	6%	3.47	94.38	-2%	40.98
9/30/2003	51.75	-3%	2.83	98.85	5%	47.10
10/31/2003	51.5	0%	3.24	95.93	-3%	44.43
11/30/2003	51.25	0%	3.36	95.15	-1%	43.90
12/31/2003	51.75	1%	3.25	95.90	1%	44.15
1/31/2004	51.75	0%	3.15	96.63	1%	44.88
2/28/2004	54.3	5%	2.94	98.06	1%	43.76
3/31/2004	56.5	4%	2.78	99.19	1%	42.69
4/30/2004	50.25	-11%	3.62	93.27	-6%	43.02
5/31/2004	50	0%	3.79	92.09	-1%	42.09
6/30/2004	49.5	-1%	3.77	92.27	0%	42.77
7/31/2004	50.12	1%	3.70	92.77	1%	42.65
8/31/2004	51.25	2%	3.31	95.48	3%	44.23
9/30/2004	50.75	-1%	3.37	95.03	0%	44.28
10/31/2004	50	-1%	3.28	95.66	1%	45.66
11/30/2004	50	0%	3.69	92.79	-3%	42.79
12/31/2004	54.6	9%	3.61	93.38	1%	38.78
1/31/2005	51	-7%	3.70	92.77	-1%	41.77
2/28/2005	51.05	0%	4.01	90.55	-2%	39.50
3/31/2005	49.45	-3%	4.17	89.47	-1%	40.02
4/30/2005	50.25	2%	3.90	91.37	2%	41.12
5/31/2005	51.75	3%	3.74	92.48	1%	40.73
6/30/2005	55	6%	3.70	92.74	0%	37.74
7/31/2005	51	-7%	4.12	89.78	-3%	38.78
8/31/2005	51.25	0%	3.86	91.61	2%	40.36
9/30/2005	48.45	-5%	4.19	89.31	-3%	40.86
10/31/2005	47.65	-2%	4.44	87.54	-2%	39.89
11/30/2005	47.95	1%	4.41	87.75	0%	39.80
12/31/2005	50.5	5%	4.35	88.18	0%	37.68
1/31/2006	51.5	2%	4.45	87.46	-1%	35.96
2/28/2006	50.85	-1%	4.60	86.43	-1%	35.58
3/31/2006	49.7	-2%	4.81	84.96	-2%	35.26
4/30/2006	49	-1%	4.91	84.26	-1%	35.26
5/31/2006	48	-2%	5.03	83.40	-1%	35.40
6/30/2006	47.5	-1%	5.09	82.98	-1%	35.48
7/31/2006	47.5	0%	4.90	84.36	2%	36.86
8/31/2006	51.65	9%	4.69	85.80	2%	34.15
9/30/2006	54.5	6%	4.58	86.59	1%	32.09
10/31/2006	52.15	-4%	4.56	86.70	0%	34.55
11/30/2006	52.2	0%	4.45	87.53	1%	35.33
12/31/2006	48.72	-7%	4.69	85.78	-2%	37.06
1/31/2007	50.75	4%	4.80	85.03	-1%	34.28
2/28/2007	50.42	-1%	4.52	86.99	2%	36.57
3/9/2007	51.25	2%	4.55	86.81	0%	35.56

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Section III: Recent Issues

Comparable

Issue:	ABN 5.9% fixed perpetual
issue price:	25
current price:	24.68
high since issue	25.04
low since issue	20.80
current yield	6.06%

This issue came to market in 2003 and experienced an 18% decline compared to our issue's 13% decline at it's lowest point. This issue is currently at a 1.2% discount compared to the FNM-K issue's 2% premium. The FRE-H issue appears to be more volatile, but the price movements confirm the general magnitude and direction even suggesting a better profile than the comparable.

Section IV: Issuer Credit Profile- Freddie Mac

Issue Rating	AA-/Aa3 both under review for downgrade. AA- by Fitch
Issuer Rating	AAA/Aaa

Discussion:

Freddie Mac is a Government Sponsored Enterprise (GSE), commonly referred to as a "Government Agency" by market participants. Most market participants treat Freddie Mac as if the US government will print money to satisfy all Freddie Mac's obligations if Freddie Mac is unable to satisfy them itself. This is in spite of the fact that the US Government is not obligated to do so legally or otherwise, and may not.

Freddie Mac is rated by the major rating agencies as AAA/Aaa, and the preferred issues are rated AA-/Aaa with a stable outlook, while Fitch rates them AA-. In-depth discussions by the rating analysts typically disclose that the "implied guarantee" of the US Government addressed above plays an important role in the rating. Furthermore, the accounting rules under which Freddie Mac's earnings and balance sheet information is disclosed are also often discussed by the credit analysts, in that they make accurate analysis more difficult.

Never-the-less, the current credit ratings of Freddie Mac are considered to be solidly in the mid to higher range of investment-grade. Accounting irregularities at Fannie Mae have been much in the news of late and have brought greater doubt to the position of both Fannie Mae and Freddie Mac. Recent balance sheet actions by both firms, however, have addressed the primary concerns, at least from a credit rating standpoint, and diffused any likely, major changes in the future credit ratings of either GSE. Freddie Mac is generally considered to be better capitalized today than FNMA, but this has been factored into their credit ratings, which remain the same.

Section V: Financial Condition of the Issuer

1) Missed Dividends or Interest Payments on outstanding Issues
          None found, but reduced dividends possible.

2) Negative Earnings in past 5 years
          None found

3) Current Earnings Estimates from the Market
Analyst average is for positive future earnings

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Section VI: Performance of Freddie Mac Common Stock Relative to Benchmark (S&P 500)

Common Equity Ticker:	FRE
Benchmark:	S&P 500

	FRE	S&P 500
% increase/(decrease):	21%	66%
Correlation Coeff:	0.62
R squared:	0.39

The performance of Freddie Mac common stock lagged the broad market return but still put in a positive performance over the period. The positive performace and correlation reflect stability and are inconsistent with impairment resulting from fundamental credit problems at the issuer level.

Data
	FRE	Benchmark
Mar-03	53.1	848.18
Apr-03	57.9	916.92
May-03	59.81	963.59
Jun-03	50.77	974.5
Jul-03	48.85	990.31
Aug-03	53.15	1008.01
Sep-03	52.35	995.97
Oct-03	56.13	1050.71
Nov-03	54.42	1058.2
Dec-03	58.32	1111.92
Jan-04	62.42	1131.13
Feb-04	61.92	1144.94
Mar-04	59.06	1126.21
Apr-04	58.4	1107.3
May-04	58.39	1120.68
Jun-04	63.3	1140.84
Jul-04	64.31	1101.72
Aug-04	67.12	1104.24
Sep-04	65.24	1114.58
Oct-04	66.6	1130.2
Nov-04	68.26	1173.82
Dec-04	73.7	1211.92
Jan-05	65.29	1181.27
Feb-05	62	1203.6
Mar-05	63.2	1180.59
Apr-05	61.52	1156.85
May-05	65.04	1191.5
Jun-05	65.23	1191.33
Jul-05	63.28	1234.18
Aug-05	60.38	1220.33
Sep-05	56.46	1228.81
Oct-05	61.35	1207.01
Nov-05	62.45	1249.48
Dec-05	65.35	1248.29
Jan-06	67.86	1280.08
Feb-06	67.39	1280.66
Mar-06	61	1294.83
Apr-06	61.06	1310.61
May-06	60.04	1270.09
Jun-06	57.01	1270.2
Jul-06	57.86	1276.66
Aug-06	63.6	1303.82
Sep-06	66.33	1335.85
Oct-06	68.99	1377.94
Nov-06	67.16	1400.63
Dec-06	67.9	1418.3
Jan-07	64.93	1438.24
Feb-07	64.13	1406.82

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Issue Name:	FLMC Preferred Series L
CUSIP/ID:	313400798
Fixed/Floating	Floating 5yr UST no spread
Issue Date	11/2/1999
current yield	4.26%

Section I: Market Price Information (based on traded prices):

Issue Price:	50
Purchase Price:	50.25
current Price:	42.05
current disc(-)/prem:	-16%
	price	date
lifetime high Price	57.75	6/27/2003
lifetime low Price	35.00	10/26/2005

Discount to issue price reference information

discount to	reference	has been below		most recently
issue price of:	price level	reference since	in yrs.	below reference	in yrs
0%	50.00	3/9/2004	2.99	3/9/2007	0.00
5%	47.50	9/15/2004	2.47	3/9/2007	0.00
10%	45.00	11/12/2004	2.32	3/9/2007	0.00
15%	42.50	3/6/2007	0.00	3/9/2007	0.00
20%	40.00	currently above	n/a	5/15/2006	0.82
25%	37.50	currently above	n/a	1/10/2006	1.16
30%	35.00	currently above	n/a	10/26/2005	1.37

Item has not traded at its par value for 2.99 years. It is currently trading about a 16% discount.

Section II: Market Price changes in Preferred compared to changes in the Yield of the Market Reference Index

5 Yr UST Index vs. Market Price of Preferred
for entire period
correlation	-77%
Rsquared	60%

5 Yr UST Index vs. Pref Yield
for entire period
correlation	-63%
Rsquared	40%

Discussion:
The market price changes of the preferred issue are substantially explained by the movements of the 2 year reference index, for the most recent 24 month period (77% correlation). During the initial lockout period the market price of the issue showed a ceiling at the 57 level , even when this resulted in substantial (+300 basis points and more) premiums to market yields. The issue is callable at 50, which accounts for some of the price compression as each call date gets closer to the pricing date.

The coupon on the issue is now low compared to current market rates and there remain 2-3 years before the next coupon reset. It appears evident that current market rates and expectations of continued increases have large explanatory value for the recent market price movements of the issue. Especially worth noting is the downward pressure on the market price whenever the preferred coupon is below market rates while market rates are increasing. The average yield spread on the issue to market rates is at it's all time low, suggesting that the market price of the issue is also sticky on the downside and not fully responsive to this factor. The average, pre-tax, yield spread of the issue during 2003 and 2004, while the coupon was well above market rates and market rates declined, exceeded 200 basis points. During 2005, when the coupon reset to a low rate while market rates continued their steady increase, the pre-tx yield spread ranged from about 40 to 100 basis points. In 2005 the spread has gone negative and is less than the US Treasury Index rates.

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Section II: Market Price changes in Preferred compared to changes in the Yield of the Market Reference Index

Data

				pre-tax	pre-tax	pre-tax yield prem/
	market	preferred		preferred	Impact on Pref yield	disc of preferred to
	price	coupon	5 YR T-Note	Yield (approx)	of market price	5YR Note Index
2/28/2003	54	5.97	2.66	5.45	-0.52	2.79
3/31/2003	53.25	5.97	2.71	5.55	-0.42	2.84
4/30/2003	52.75	5.97	2.75	5.61	-0.36	2.86
5/31/2003	53.5	5.97	2.29	5.52	-0.46	3.22
6/30/2003	57.75	5.97	2.41	4.96	-1.01	2.55
7/31/2003	55.75	5.97	3.22	5.22	-0.75	2.00
8/31/2003	50.4	5.97	3.47	5.92	-0.05	2.45
9/30/2003	51.5	5.97	2.83	5.78	-0.20	2.95
10/31/2003	51	5.97	3.24	5.84	-0.13	2.60
11/30/2003	52	5.97	3.36	5.71	-0.26	2.35
12/31/2003	50.3	5.97	3.25	5.93	-0.04	2.68
1/31/2004	50.15	5.97	3.15	5.95	-0.02	2.81
2/28/2004	50.25	5.97	2.94	5.94	-0.03	3.00
3/31/2004	47.8	5.97	2.78	6.26	0.29	3.48
4/30/2004	46.75	5.97	3.62	6.39	0.42	2.77
5/31/2004	45.84	5.97	3.79	6.51	0.54	2.72
6/30/2004	42.1	5.97	3.77	7.00	1.03	3.23
7/31/2004	44.1	5.97	3.70	6.74	0.77	3.04
8/31/2004	47	5.97	3.31	6.36	0.39	3.05
9/30/2004	45	5.97	3.37	6.62	0.65	3.25
10/31/2004	45.85	5.97	3.28	6.51	0.54	3.23
11/30/2004	42	5.97	3.69	7.01	1.04	3.32
12/31/2004	40.7	5.97	3.61	7.18	1.21	3.57
1/31/2005	39.5	3.58	3.70	4.95	1.37	1.25
2/28/2005	40.01	3.58	4.01	4.48	0.90	0.47
3/31/2005	37.3	3.58	4.17	4.72	1.14	0.56
4/30/2005	36.3	3.58	3.90	4.81	1.23	0.92
5/31/2005	36.45	3.58	3.74	4.80	1.22	1.06
6/30/2005	36.75	3.58	3.70	4.77	1.19	1.07
7/31/2005	36	3.58	4.12	4.84	1.26	0.72
8/31/2005	36.7	3.58	3.86	4.78	1.20	0.92
9/30/2005	36.55	3.58	4.19	4.79	1.21	0.60
10/31/2005	35.85	3.58	4.44	4.85	1.27	0.41
11/30/2005	35.88	3.58	4.41	4.85	1.27	0.44
12/31/2005	36.2	3.58	4.35	4.82	1.24	0.47
1/31/2006	38.5	3.58	4.45	4.62	1.04	0.16
2/28/2006	39	3.58	4.60	4.57	0.99	-0.03
3/31/2006	38.5	3.58	4.81	4.62	1.04	-0.20
4/30/2006	38.4	3.58	4.91	4.62	1.04	-0.29
5/31/2006	40	3.58	5.03	4.48	0.90	-0.55
6/30/2006	40.45	3.58	5.09	4.44	0.86	-0.65
7/31/2006	40.7	3.58	4.90	4.42	0.84	-0.48
8/31/2006	41.15	3.58	4.69	4.38	0.80	-0.31
9/30/2006	41.4	3.58	4.58	4.35	0.77	-0.23
10/31/2006	42.65	3.58	4.56	4.24	0.66	-0.32
11/30/2006	41.1	3.58	4.45	4.38	0.80	-0.06
12/31/2006	42.25	3.58	4.69	4.28	0.70	-0.42
1/31/2007	42	3.58	4.80	4.30	0.72	-0.50
2/28/2007	42.5	3.58	4.52	4.18	0.60	-0.34
3/9/2007	42.05	3.58	4.55	4.22	0.64	-0.33

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Section III: Expected Direction of Future, Market Reference Rates and Expected Affect on Market Price of Preferred

yield spreads	average implied price for preferred	lowest implied price for preferred	corresponding date	highest implied price for preferred	corresponding date
low avg = -4 bps	47.9	41.6	March, 2007	50.8	Sep, 2009
high avg = + 50 bps	44.0	38.6	March, 2007	50.0	Sep, 2009
note: yield spreads based on trend averages for periods with decreasing and increasing rates

Discussion:
At the present time, the implied future direction of 5 Year UST rates is slightly up to flat. Using the coupon reset dates for this issue, the coupon formula for this issue, and the historical yield premiums/discounts required by the marketplace for this issue, it appears possible that the market price of the issue could be anywhere in the 38-51 price range. The lower range of 38 is the result of the high spread scenario which, we feel, is unlikely in the current and near rate environment. We feel that the issue has already navigated this scenario with a lower boundary in the low 40's and that this is a more reasonable expectation going forward. The model suggests that the issue's price is expected to continue to climb higher as market rates climb higher and the issue's coupon resets in 2009 and 2014 to the higher levels. Because market rates level level off according to implied rates, the issue's market price stablizes in the mid to high 40's, reaching 50 again in 2010 as the issue yeild catches up with market yields and both yield level stabilize during the periods when the Preferred issue does not reset it's coupon to market levels.

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Section III: Expected Direction of Future, Market Reference Rates and Expected Affect on Market Price of Preferred

Data

	Implied,	Implied	Implied required	spread prem/disc	approx Implied mkt price	pre-tax required	spread prem/disc	approx, Implied mkt price
	Future, 5YR	Preferred	pre-tax yield using	of req'd yield to	of preferred req'd to	yield using	of req'd yield to	of preferred req'd to
date	UST CMT	coupon	hist high avg	preferred coupon	achieve req'd yield	hist low avg	preferred coupon	achieve req'd yield
Mar-07	4.50%	3.58%	5.00%	1.42%	38.6	4.43%	0.85%	41.6
Jun-07	4.50%	3.58%	5.00%	1.42%	38.6	4.43%	0.85%	41.6
Sep-07	4.50%	3.58%	5.00%	1.42%	39.3	4.43%	0.85%	42.4
Dec-07	4.50%	3.58%	5.00%	1.42%	39.3	4.43%	0.85%	42.4
Mar-08	4.42%	3.58%	4.92%	1.34%	39.3	4.35%	0.77%	42.4
Jun-08	4.42%	3.58%	4.92%	1.34%	39.3	4.35%	0.77%	42.4
Sep-08	4.42%	3.58%	4.92%	1.34%	38.8	4.35%	0.77%	41.8
Dec-08	4.42%	3.58%	4.92%	1.34%	38.8	4.35%	0.77%	41.8
Mar-09	4.48%	3.58%	4.98%	1.40%	38.8	4.41%	0.83%	41.8
Jun-09	4.48%	3.58%	4.98%	1.40%	38.8	4.41%	0.83%	41.8
Sep-09	4.48%	3.58%	4.98%	1.40%	46.0	4.41%	0.83%	50.8
Dec-09	4.48%	3.58%	4.98%	1.40%	46.0	4.41%	0.83%	50.8
Mar-10	4.54%	4.54%	5.04%	0.50%	46.0	4.47%	-0.08%	50.8
Jun-10	4.54%	4.54%	5.04%	0.50%	46.0	4.47%	-0.08%	50.8
Sep-10	4.54%	4.54%	5.04%	0.50%	45.7	4.47%	-0.08%	50.4
Dec-10	4.54%	4.54%	5.04%	0.50%	45.7	4.47%	-0.08%	50.4
Mar-11	4.58%	4.54%	5.08%	0.54%	45.7	4.51%	-0.04%	50.4
Jun-11	4.58%	4.54%	5.08%	0.54%	45.7	4.51%	-0.04%	50.4
Sep-11	4.58%	4.54%	5.08%	0.54%	45.2	4.51%	-0.04%	49.8
Dec-11	4.58%	4.54%	5.08%	0.54%	45.2	4.51%	-0.04%	49.8
Mar-12	4.64%	4.54%	5.14%	0.60%	45.2	4.57%	0.02%	49.8
Jun-12	4.64%	4.54%	5.14%	0.60%	45.2	4.57%	0.02%	49.8
Sep-12	4.64%	4.54%	5.14%	0.60%	45.1	4.57%	0.02%	49.7
Dec-12	4.64%	4.54%	5.14%	0.60%	45.1	4.57%	0.02%	49.7
Mar-13	4.65%	4.54%	5.15%	0.61%	45.1	4.58%	0.03%	49.7
Jun-13	4.65%	4.54%	5.15%	0.61%	45.1	4.58%	0.03%	49.7
Aug-13	4.65%	4.54%	5.15%	0.61%	45.0	4.58%	0.03%	49.6
Dec-13	4.65%	4.54%	5.15%	0.61%	45.0	4.58%	0.03%	49.6
Mar-14	4.66%	4.54%	5.16%	0.62%	45.0	4.59%	0.04%	49.6
Jun-14	4.66%	4.54%	5.16%	0.62%	45.0	4.59%	0.04%	49.6
Sep-14	4.66%	4.54%	5.16%	0.62%	46.0	4.59%	0.04%	50.8
Dec-14	4.66%	4.54%	5.16%	0.62%	46.0	4.59%	0.04%	50.8
Mar-15	4.67%	4.67%	5.17%	0.50%	46.0	4.60%	-0.08%	50.8
Jun-15	4.67%	4.67%	5.17%	0.50%	46.0	4.60%	-0.08%	50.8
Sep-15	4.67%	4.67%	5.17%	0.50%	46.0	4.60%	-0.08%	50.8
Dec-15	4.67%	4.67%	5.17%	0.50%	50.0	4.60%	-0.08%	50.0
Mar-16	4.67%	4.67%	5.17%	0.50%	50.0	4.60%	-0.08%	50.0
Note: prices anticipate impact of upcoming coupon resets by 3-6 months.

Section IV: Recent Issues

Recent Comparable

Issue:	FNMA Fltg Perpetual Preferred:
issue price:	50
current price:	53
current yield	6.56%

This recent issue by FNMA was issued with a floor of 7% on its coupon, and it has maintained a price premium since issue in the marketplace. Although the reset index and periodicity for this items are not directly comparable, we consider the price premium to be largely explained by the 7% floor and secondarily by a large spread premium over the issues reference index. These 2 features and the price behavior of the issue are consistent with the findings in this model- that the current coupon of the issue relative to market rates is the major explanatory factor in the price behavior of the issue.

Section VI: Issuer Credit Profile- Freddie Mac

Issue Rating	AA-/Aa3 both under review for downgrade. AA- by Fitch
Issuer Rating	AAA/Aaa

Discussion:

Freddie Mac is a Government Sponsored Enterprise (GSE), commonly referred to as a "Government Agency" by market participants. Most market participants treat Freddie Mac as if the US government will print money to satisfy all Freddie Mac's obligations if Freddie Mac is unable to satisfy them itself. This is in spite of the fact that the US Government is not obligated to do so legally or otherwise, and may not.

Freddie Mac is rated by the major rating agencies as AAA/Aaa, and the preferred issues are rated AA-/Aaa with a stable outlook, while Fitch rates them AA-. In-depth discussions by the rating analysts typically disclose that the "implied guarantee" of the US Government addressed above plays an important role in the rating. Furthermore, the accounting rules under which Freddie Mac's earnings and balance sheet information is disclosed are also often discussed by the credit analysts, in that they make accurate analysis more difficult.

Never-the-less, the current credit ratings of Freddie Mac are considered to be solidly in the mid to higher range of investment-grade. Accounting irregularities at Fannie Mae have been much in the news of late and have brought greater doubt to the position of both Fannie Mae and Freddie Mac. Recent balance sheet actions by both firms, however, have addressed the primary concerns, at least from a credit rating standpoint, and diffused any likely, major changes in the future credit ratings of either GSE. Freddie Mac is generally considered to be better capitalized today than FNMA, but this has been factored into their credit ratings, which remain the same.

Section VII: Financial Condition of the Issuer

1) Missed Dividends or Interest Payments on outstanding Issues
          None found, but reduced dividends possible.

2) Negative Earnings in past 5 years
          None found

3) Current Earnings Estimates from the Market
Analyst average is for positive future earnings

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Section VII: Performance of Freddie Mac Common Stock Relative to Benchmark (S&P 500)

Common Equity Ticker:	FRE
Benchmark:	S&P 500

	FRE	S&P 500
% increase/(decrease):	21%	66%
Correlation Coeff:	0.62
R squared:	0.39

The performance of Freddie Mac common stock lagged the broad market return but still put in a positive performance over the period. The positive performace and correlation reflect stability and are inconsistent with impairment resulting from fundamental credit problems at the issuer level.

	FRE	Benchmark
Mar-03	53.1	848.18
Apr-03	57.9	916.92
May-03	59.81	963.59
Jun-03	50.77	974.5
Jul-03	48.85	990.31
Aug-03	53.15	1008.01
Sep-03	52.35	995.97
Oct-03	56.13	1050.71
Nov-03	54.42	1058.2
Dec-03	58.32	1111.92
Jan-04	62.42	1131.13
Feb-04	61.92	1144.94
Mar-04	59.06	1126.21
Apr-04	58.4	1107.3
May-04	58.39	1120.68
Jun-04	63.3	1140.84
Jul-04	64.31	1101.72
Aug-04	67.12	1104.24
Sep-04	65.24	1114.58
Oct-04	66.6	1130.2
Nov-04	68.26	1173.82
Dec-04	73.7	1211.92
Jan-05	65.29	1181.27
Feb-05	62	1203.6
Mar-05	63.2	1180.59
Apr-05	61.52	1156.85
May-05	65.04	1191.5
Jun-05	65.23	1191.33
Jul-05	63.28	1234.18
Aug-05	60.38	1220.33
Sep-05	56.46	1228.81
Oct-05	61.35	1207.01
Nov-05	62.45	1249.48
Dec-05	65.35	1248.29
Jan-06	67.86	1280.08
Feb-06	67.39	1280.66
Mar-06	61	1294.83
Apr-06	61.06	1310.61
May-06	60.04	1270.09
Jun-06	57.01	1270.2
Jul-06	57.86	1276.66
Aug-06	63.6	1303.82
Sep-06	66.33	1335.85
Oct-06	68.99	1377.94
Nov-06	67.16	1400.63
Dec-06	67.9	1418.3
Jan-07	64.93	1438.24
Feb-07	64.13	1406.82